INTEGRATED ENERGY SOLUTIONS, INC.

480 FOREST AVENUE, SUITE 1
LOCUST VALLEY, NY 11560

November 25, 2014

VIA ELECTRONIC MAIL

Brigette Lippmann

Senior Counsel

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:
Integrated Energy Solutions, Inc.
Preliminary Information Statement on Schedule 14C Filed October 10, 2014
IENG Response dated October 27, 2014 SEC Response dated November 4, 2014

Dear Ms. Lippmann,

By letter dated November 4, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Integrated Energy Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Information Statement on Schedule 14C ( “Schedule 14C”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

1.

Please amend your filing to include the proposed disclosure in response to comment 1 in our letter dated October 23, 2014.  In doing so, clarify that, as a voluntary filer, you are not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, and describe with greater specificity the associated risks related to your voluntary filer status.

RESPONSE: The Company will insert the following language in the Schedule 14C, preceding “Introduction:”

The Company is not required to file Current and Periodic Reports with the U.S. Securities and Exchange Commission and other reports required of filers pursuant to the Securities Exchange Act of 1934, as amended, nor is the Company required to file proxy statements or information statements. Furthermore, the Company is not subject to the going private rules and certain tender offer regulations, and the beneficial holders of the Company’s securities do not need to report on acquisitions or depositions of the Company’s securities or their plans regarding their influence and control over the Company. Therefore the Company’s status as a voluntary filer reduces investors’ rights to access significant information regarding the Company and its controlling shareholders. The Company’s voluntary filer status may lead to its removal from the over-the-counter bulletin board, as Rule 6530 of the Financial Industry Regulatory Authority provides that issuers must be required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 in order to remain listed.

2.

Please revise all future periodic reports to include a risk factor that contains the proposed disclosure in response to comment 1 and describes the associated risks related to your voluntary filer status.  In addition, please revise the cover page of all future periodic reports to:

a.

Reflect that your common stock is not registered under Section 12(g) of the Exchange Act,

and

b.

Indicate by check mark in the applicable box that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

               RESPONSE: The Company’s future periodic reports will reflect these comments, to the extent applicable.

3.

Please describe briefly the transaction in which the securities are to be issued including a statement as to (1) the nature and approximate amount of consideration to be received by you from the conversion of the convertible securities and (2) the approximate amount devoted to each purpose so far as determinable for which the net proceeds are to be used, as required by Item 11(c) of Schedule 14A.

            RESPONSE: The Company does not anticipate receiving new consideration or proceeds from the issuance of the newly authorized stock, as any obligations to issue such newly authorized stock arose prior to the date of the filing of the Schedule 14C and all such consideration has been previously paid.

4.

Please provide updated disclosure of the estimated timing of future annual meetings.  We note the disclosure regarding a 2013 meeting in the section titled Annual Meetings on page 10 of the definitive proxy statement filed December 11, 2012.

RESPONSE: The Company currently has no plans for an annual meeting and will update Schedule 14C to reflect this fact.

Very Truly Yours,

/s/ Ernest Remo

Ernest Remo

Chief Executive Officer